(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: September 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Dresser, Inc.

Full Name of Registrant

N.A.

Former Name if Applicable

15455 Dallas Parkway, Suite 1100

Address of Principal Executive Office (Street and Number)

Addison, Texas, 75001

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III — NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported, Dresser, Inc. (the “Company”) has determined to restate its financial statements for fiscal years 2003 and 2002 and for each of the fiscal quarters in such years as well as the first three fiscal quarters of 2004. Since the restatement of such periods, the audit of the financial statements for fiscal year 2004, and the preparation and review of the Company’s quarterly reports on Form 10-Q for the first, second and third quarters of 2005 are not yet completed, the Company is not able to file its quarterly report on Form 10-Q for the quarter ended September 30, 2005 (the “Form 10-Q”) within the prescribed time period.

The pending restatement results in part from the Company’s review of previously reported 2003 fourth quarter adjustments in the amount of $10.0 million. The adjustments consisted primarily of non-cash charges, the majority of which related to excess and obsolete inventory write-offs and the initial recognition of certain foreign pension liabilities from prior years. The Company separately reported a $2.4 million decrease to income tax expense in the fourth quarter of 2003 related to deferred tax adjustments arising from the Company’s 2001 recapitalization transaction. The Company will also restate its financial statements to correct certain errors related to the Company’s historical accounting for LIFO inventories, foreign currency exchange gains and losses on intercompany loans, the capitalization of inventory costs, the recognition of losses related to the write-off of deferred financing fees associated with the refinancing of term loans, and other items discovered during the course of preparing its 2004 financial statements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Thomas Kanuk (Name)	972 (Area Code)	361-9868 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☐ No ☒

The 2004 Annual Report on Form 10-K and the 2005 first and second quarter reports on Form 10-Q have also been delayed pending completion of the Company’s 2004 financial statements.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

To date, the Company has determined that it should reduce the previously disclosed 2003 fourth quarter adjustments by $5.4 million. The Company also has properly recorded the deferred tax adjustment originally reported in the fourth quarter of 2003 as an adjustment to deferred taxes as of the April 10, 2001 recapitalization transaction.

During the course of preparing the 2004 financial statements, the Company determined that adjustments were necessary to properly state its historical financial statements through September 30, 2004. For example, the effect of the correction of the Company’s accounting for LIFO inventories is a decrease in net inventories of $6.1 million. The cumulative adjustment from foreign currency exchange gains and losses was income of approximately $6.7 million. The Company’s recognition of losses related to the write-off of deferred financing fees resulted in a cumulative adjustment of approximately $8.5 million of income. Additional errors have been identified and corrected because the financial statements for the period in which the errors occurred are being restated.

The foregoing items have not been audited and remain subject to change.

Dresser, Inc.

            (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 14, 2005	By:	/s/ James A. Nattier
James A. Nattier
Executive Vice President and Chief Financial Officer